

July 10, 2014

<u>Via FAX</u>
Alicia Itzel Rivera Tristan
President
Boomer Ventures, Inc.
Posada del Rey Via Italia Punta Paitilla
Ciudad de Panama, PANAMA

> **Re:   Boomer Ventures, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed June 13, 2014**
> **File No. 333-183938**

Dear Ms. Tristan:

We have reviewed the above-referenced filing and letter dated June 13, 2014, and have the following comments.  Where we reference prior comments, we are referring to our letter dated November 29, 2012.

<u>General</u>

1.   We reissue prior comment 1, insofar as certain disclosures imply that you have already developed a search engine, or that successful development is a certainty.  For example, on page 32, you state that:

   •   your search engine searches deeper into the Internet which allows it to search and retrieve pages that do not exist for traditional search engines because these pages are only created dynamically as a result of a specific search which is only possible with a deep search engine; and

   •   your search engine "will be offering" quotations on air fare, hotel accommodation and car rental.

   Please revise throughout to state clearly and unequivocally that you have not developed the search engine, and that successful completion of the engine is not a certainty.

2.   Your counsel requested that we transmit our comments regarding this offering to Catalyst Capital Group.  Please tell us the nature of your relationship with Catalyst and describe its involvement in this offering as well as the registration process.

Facing Sheet

3.      In your next amendment, please include the telephone number, including area code, of the registrant's principal executive offices.

Prospectus Cover Page

4.      Revise your disclosure to state clearly on the cover page that you are a shell company, and briefly describe the resulting consequences to your company.

Prospectus Summary

About Boomer Ventures, Inc., page 4

5.      Revise the introductory paragraph to state clearly and unequivocally that you have not yet commenced the development of your website.

6.      We reissue prior comment 6, as you have not revised the prospectus summary in accordance with that comment.  Please revise the summary to discuss briefly your plans to be listed on the OTCBB, the lack of an existing market, the significant steps that would be required in order for your shares to be quoted, and that listing on the OTCBB may not occur.

Risk Factors

General

7.      Please add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies; enhanced reporting requirements imposed on shell companies; and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144.  Also describe the potential impact on your ability to attract additional capital.

"Our plans are dependent upon key individuals…," page 8

8.      In response to prior comment 12 you state that you "do not feel Ms. Tristan's lack of technical skills relative to develop the company's business poses a risk or uncertainty." Please tell us the facts underlying this belief.  For example, explain whether such skills are necessary to supervise non-managerial programing staff, and determine whether programing milestones have been successfully accomplished.

Other

9.    In response to prior comment 16, you state that you consider your obligation to report timely and material information as a fiduciary duty notwithstanding how many shareholders the company has as members.  As you know, Section 15(d) of the Exchange Act provides an automatic suspension of the periodic reporting obligation as to any fiscal year (except for the fiscal year in which the registration statement became effective) if an issuer has fewer than 300 security holders of record at the beginning of such fiscal year. Please advise how the possibility of your reporting obligations being suspended relates to your fiduciary duties.  Refer to Exchange Act Rules CDI Question 153.  If you intend to voluntarily file such reports, please so state, indicate that you could nevertheless decide to stop providing voluntary reports, and discuss the resulting financial impact on your company.

Use of Proceeds, page 21

10.   Please explain why you believe that you would not incur any legal or accounting expenses if you only sold 10% of the shares being offered.  Additionally, please reconcile the legal and accounting expenses included in the table, which range from $0 to $10,0000, with your estimate on page  16, where you state that the preparation of your periodic reports filed under Section 15(d) of the Exchange Act are estimated at $10,000 per year.

Management's Discussion and Analysis or Plan of Operation

Other, page 29

11.   You state that as a corporate policy, you will not incur any cash obligations that you cannot satisfy with known resources.  Yet elsewhere in this section you state that offering costs may be accrued on your books and records until you are able to pay the full amount due either from revenues or loans providing sufficient capital.  The latter disclosure appears to conflict with your stated corporate policy.  Please advise.

Liquidity, page 29

12.   On page 22, you state that you believe that the minimum net offering proceeds you require to fund your activity for the next twelve months is $10,000.  Yet on page 30, you state that the minimum amount of capital needed to conduct operations in accordance with your business plan for one year from the date of the prospectus is $40,000.  Please revise to ensure your anticipated operational expenses are consistently stated.

Competition, page 42

13.    You state that there is no competition or awareness in the deep search engine field as the standard search engines are not exploring the deep Web.  Please provide us with information that reasonably substantiates such claims.  Your analysis should distinguish how your service differs from other highly-visible travel websites that gather information from third-party websites.  Also revise your disclosure to disclose the underlying basis for your belief.

Exhibits, page 81

14.    We are unable to locate the form of subscription agreement that you indicate was filed as an exhibit to the S-1 filed on February 4, 2013.

15.    Please ensure that your exhibit index only reference the most recently filed legality opinion.  It appears unnecessary to incorporate multiple legality opinions in the index.  Similarly, we note that your index includes two exhibits labeled 23.1.

16.    One of the consents for the Hillary CPA Group continues to reference your quarterly reports on Form 10-Q.  Ensure that future consents from your accountant reflect that you do not have a class of securities registered under the Exchange Act.

        If you have any questions regarding this letter, please contact Ivan Griswold, Staff Attorney, at (202) 551-3853. If you thereafter require further assistance, you may contact the undersigned, at (202) 551-3462.

                                                            Sincerely,

                                                            /s/ Mark P. Shuman

                                                            Mark P. Shuman
                                                            Branch Chief - Legal


cc:        Via E-Mail
           Thomas E. Stepp, Jr., Esq.